Exhibit 99.3.2

PRO FORMA VALUATION UPDATE REPORT

POAGE BANKSHARES, INC.

Ashland, Kentucky

PROPOSED HOLDING COMPANY FOR:

HOME FEDERAL SAVINGS AND LOAN ASSOCIATION

Ashland, Kentucky

Dated As Of:

April 28, 2011

(Stock Prices as of April 21, 2011)

Prepared By:

RP® Financial, LC.

1100 North Glebe Road

Suite 1100

Arlington, Virginia 22201

RP® FINANCIAL, LC.
Serving the Financial Services Industry since 1988

April 21, 2011

Board of Directors

Home Federal Savings and Loan Association

1500 Carter Avenue

Ashland, Kentucky 41101

Members of the Board of Trustees:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated April 1, 2011 (the “Original Appraisal”) is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

The Board of Directors of Home Federal Savings and Loan Association (“Home Federal” or the “Association”) adopted a plan of conversion on December 21, 2010. Pursuant to the plan of conversion, the Association will convert from the mutual form of organization to a fully stock form and become a wholly owned subsidiary of Poage Bankshares, Inc. (“Poage Bankshares” or the “Company”) a newly formed Maryland corporation. The Company will own all of the outstanding shares of the Association. Following the completion of the offering, Poage Bankshares will be a savings and loan holding company, and its primary regulator will be the OTS.

Pursuant to the plan of conversion, the Company will offer its stock in a subscription offering to Eligible Account Holders of the Association, Tax-Qualified Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Home Federal’s financial condition, including financial data through March 31, 2011; (2) an updated comparison of Home Federal’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors

April 21, 2011

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the 12 months ended December 31, 2010 and updated financial information through March 31, 2011. Home Federal’s assets increased by $6.8 million or 2.4% from December 31, 2010 to March 31, 2011, as the Association continued to expand the asset base. Cash and cash equivalents expanded substantially during the most recent three month period, as funds from both additional deposits and from maturities and paydowns of investment securities were placed into short-term investment accounts. Loans receivable increased slightly during the first calendar quarter, while real estate owned (“REO”) and bank owned life insurance (“BOLI”) also both recorded increases. Overall, Home Federal’s cash and investments (inclusive of FHLB stock) increased from $88.3 million or 30.7% of assets at December 31, 2010 to $93.4 million or 31.7% of assets at March 31, 2011. Loans receivable increased from $182.3 million or 63.4% of assets at December 31, 2010 to $182.9 million or 62.1% of assets at March 31, 2011.

Updated credit quality measures reflected little change during the quarter ended March 31, 2011, with non-performing assets equaling $1.8 million at both December 31, 2010 and March 31, 2011. As of March 31, 2011, non-performing assets held by the Association consisted of $1.6 million of non-performing loans and $0.5 million of repossessed assets. Loans secured by 1-4 family properties comprised the largest portion of the non-performing assets balance.

Asset growth during the quarter ended March 31, 2011 was achieved by increases in the deposit base, offset in part by declines in borrowed funds. A significant portion of the increase in deposits was in savings and NOW accounts, while there was a decline in certificates of deposit. Borrowings equaled $26.8 million as of March 31, 2011, a decline of $1.7 million from December 31, 2010, reflecting the Association’s strategy of reducing wholesale funding as the retail deposit base expands. All of the Association’s borrowings continue to consist solely of Federal Home Loan Bank advances. Home Federal’s equity increased by $1,026,000 over the most recent three month period, which was attributable to the net income of $481,000 recorded during the period, and an improvement in the balance of other comprehensive income of

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April 21, 2011

$545,000 related to the market value of securities held as available for sale. The increase in equity more than offset the growth in assets, and provided for a net increase in the equity-to-assets ratio from 9.46% at December 31, 2010 to 9.58% at March 31, 2011.

Table 1

Home Federal Savings and Loan Association

Recent Financial Data

	At Dec. 31, 2010		At March 31, 2011
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$287,708	100.0%	$294,546	100.0%
Cash, cash equivalents	13,309	4.6	22,673	7.7
Investment securities	73,108	25.4	68,795	23.4
Real estate owned	207	0.1	546	0.2
Loans receivable, net	182,258	63.4	182,929	62.1
FHLB stock	1,883	0.7	1,883	0.6
BOLI	6,298	2.2	6,354	2.2
Deposits	$229,595	79.8%	$237,219	80.5%
Borrowings	28,526	9.9	26,832	9.1
Total equity	27,204	9.5	28,230	9.6

	12 Months Ended Dec. 31, 2010		12 Months Ended March 31, 2011
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$13,296	4.69%	$12,961	4.50%
Interest expense	(5,265)	(1.86)	(5,025)	(1.75)

Net interest income	$8,031	2.83%	$7,936	2.76%
Provisions for loan losses	(650)	(0.23)	(650)	(0.23)

Net interest income after provisions	$7,381	2.60%	$7,286	2.53%
Non-interest operating income	$732	0.26%	$722	0.25%
Non-interest operating expense	(6,949)	(2.45)	(7,011)	(2.44)

Net operating income	$1,164	0.41%	$997	0.35%
Gain(loss) on sale of REO	($107)	(0.04%)	($112)	(0.04%)
Data Proc. Termination Costs	(675)	(0.23)	(650)	(0.23)
Gain on sale of loans	286	0.10	337	0.12
Gain on sale of investments	2,269	0.80	2,269	0.79

Net non-operating income(expense)	$1,773	0.63%	$1,844	0.64%
Income (loss) before income taxes	$2,937	1.04%	$2,841	0.99%
Income taxes	(666)	(0.24)	686	(0.24)

Net income(loss)	$2,271	0.80%	$2,155	0.75%

Sources: Home Federal preliminary prospectus, audited and unaudited financial statements, and RP Financial calculations.

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April 21, 2011

Home Federal’s operating results for the 12 months ended December 31, 2010 and March 31, 2011 are also set forth in Table 1. The Association’s reported earnings decreased from $2,271,000 or 0.80% of average assets for the 12 months ended December 31, 2010 to $2,155,000 or 0.75% of average assets for the 12 months ended March 31, 2011. The lower net income was largely due to a decline in the net interest income ratio and a slight increase in the level of non-operating income, including higher levels of gains recognized on the sale of loans.

Home Federal’s net interest income showed a declining trend during the most recent 12 month period, which served to decrease the net interest income to average assets ratio from 2.83% during the 12 months ended December 31, 2010 to 2.76% during the 12 months ended March 31, 2011. The dollar amounts of interest income and interest expense both declined over the time periods examined due to the continued presence of a low interest rate environment over the trailing 12 month period. The decrease in the net interest income ratio was caused by a narrower yield-cost spread for the quarter ended March 31, 2011 compared to the year ago quarter, which was realized through a more significant decline in the Association’s average rate on interest-earning assets relative to the decline in the average yield on interest-bearing liabilities. Overall, the Association’s interest rate spread decreased from 1.60% during the quarter ended March 31, 2010 to 1.47% during the quarter ended March 31, 2011.

Non-interest operating income decreased slightly, by one basis point, in the Association’s updated earnings, and equaled 0.25% of average assets for the 12 months ended March 31, 2011. Overall, when factoring non-interest operating income into core earnings, the Association’s updated efficiency ratio of 81.1% (operating expenses, as a percent of net interest income and non-interest operating income) was slightly less favorable than the 79.3% efficiency ratio recorded for the 12 months ended December 31, 2010.

Higher operating expenses for the most recent 12 month period were more than offset by the increase in assets, resulting in a decrease to the operating expense ratio from 2.45% for the 12 months ended December 31, 2010 to 2.44% for the 12 months ended March 31, 2011. Home Federal’s updated ratios for net interest income and operating expenses provided for a slightly less favorable expense coverage ratio (net interest income divided by operating expenses), which equaled 1.16x and 1.13x for the 12 months ended December 31, 2010 and March 31, 2011, respectively.

The Association’s updated earnings showed a slightly larger level of expense related to the sale of REO, data processing contract termination costs, and gains on the sale of loans and investments over the trailing 12 month period. The increase in non-operating income was due primarily to higher levels of gains on the sale of loans, along with modest changes in data processing contract termination costs and losses on REO sales. Net non-operating income increased from $1.773 million for the 12 months ended December 31, 2010 to $1.844 million for the 12 months ended March 31, 2011. For valuation purposes, the REO losses, data processing contract termination costs, and the gain on sale of investments were assumed to be non-recurring.

Loan loss provisions on a trailing 12 month basis were unchanged in the Association’s updated earnings, remaining at $650,000 for the 12 month periods shown in Table 1. These provisions reflect the Association’s continued strategy of building the allowance for loan and lease losses in concert with the planned increases in loans and to build the overall level of

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April 21, 2011

reserves. As of March 31, 2011, the Association maintained allowances for loan losses of $1.372 million, equal to 0.75% of net loans receivable and 84.22% of non-performing loans.

The Association’s effective tax rate was 24.2% during the 12 months ended March 31, 2011 compared to 23.1% during the 12 months ended December 31, 2010, as Home Federal continues to benefit from tax-advantaged income from municipal bonds and BOLI. As set forth in the Original Appraisal, the Association’s marginal effective statutory tax rate approximates 34.0%.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Home Federal, the Peer Group and all publicly-traded thrifts. The Association’s financial information and ratios are based on financial results through March 31, 2011, while the Peer Group’s ratios are based on financial results through December 31, 2010, or the latest date available.

In general, the comparative balance sheet ratios for the Association and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. The Association’s updated interest-earning asset composition reflected a higher concentration of cash and investments and a lower concentration of loans. Overall, the Association and the Peer Group maintained comparable levels of interest-earning assets, as updated interest-earning assets-to-assets ratios equaled 96.2% and 96.4% for the Association and the Peer Group, respectively. The Peer Group’s non-interest earning assets included goodwill and other intangibles equal to 0.1% of assets.

The updated mix of deposits and borrowings maintained by Home Federal and the Peer Group did not change significantly from the Original Appraisal. Home Federal’s funding composition continued to reflect a higher level of deposits and less dependence on borrowings as a funding source relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 89.6% and 85.7% for the Association and the Peer Group, respectively. Home Federal posted an updated tangible equity-to-assets ratio of 9.6%, which remained below the comparable Peer Group ratio of 13.3%. Home Federal’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 107.4%, which remained below the comparable Peer Group ratio of 112.5%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Home Federal’s IEA/IBL ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Home Federal are based on annualized rates for the 15 months ended March 31, 2011, while the Peer Group’s growth rates are based on the 12 months ended December 31, 2010. Home Federal recorded an annualized increase in assets of 0.93% over the time period examined, versus annual asset shrinkage of 5.0% by the Peer Group. Home Federal reported an increase in cash and investments and a slight decrease in loans, while the Peer Group, similar to the Original Appraisal, reduced cash and investments and increased loans, on average.

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April 21, 2011

Home Federal’s modest asset growth was funded with deposits, which increased at a 3.3% annualized rate, most of which was offset by shrinkage in borrowed funds. The Peer Group’s balance sheet reductions were obtained primarily through payoffs of borrowed funds, as such funds declined by 25.8% over the most recent 12 month period, while deposits increased by a minimal 0.9% over the same time period. Home Federal reported an updated tangible net worth growth rate of 1.4%, reflecting profitable operations, while the Peer Group’s tangible equity declined by 1.9% annually.

Table 3 displays comparative operating results for Home Federal and the Peer Group, based on their reported income statements for the 12 months ended March 31, 2011. The Association’s updated figures indicated net income of 0.75% of average assets, versus net income of 0.45% of average assets for the Peer Group. Lower loan loss provisions, lower operating expenses and higher non-operating income continued to account for the Association’s higher return in comparison to the Peer Group, while higher non-interest income remained an earnings advantage for the Peer Group.

In terms of core earnings strength, updated expense coverage ratios posted by Home Federal and the Peer Group equaled 1.13x and 1.12x respectively. The Association’s stronger expense coverage ratio continued to be realized through maintenance of a lower operating expense ratio (2.44% of average assets versus 2.78% of average assets for the Peer Group), offset by lower net interest income ratio (2.76% of average assets versus 3.10% of average assets for the Peer Group). Higher interest income and lower interest expense ratios accounted for the Peer Group’s higher net interest income ratio. These factors are evident in the yields, costs and spreads section of Table 3, which reveals the Association’s similar yield on earning assets, higher cost of funds, and lower interest rate spread.

Non-interest operating income remained a higher contributor to the Peer Group’s earnings, as such income amounted to 0.25% and 0.54% of the Association’s and the Peer Group’s average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Home Federal’s core earnings strength relative to the Peer Group, the Association’s updated efficiency ratio of 81.1% remained less favorable than the Peer Group’s efficiency ratio of 76.4%.

Loan loss provisions remained a larger factor in the Peer Group’s earnings, as updated loan loss provisions established by the Association and the Peer Group equaled 0.23% and 0.37% of average assets, respectively.

Updated non-operating gains equaled net income of 0.64% of average assets for the Association versus non-operating gains equal to 0.14% of average assets for the Peer Group. For Home Federal, such income included gains on the sale of investment securities and loans, offset in part by losses on the termination of the Association’s data processing contract and losses on sale of REO. As set forth in the Original Appraisal, typically, such gains and losses are discounted in the valuation analyses as they tend to have a relatively high degree of volatility, and thus are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component, depending on the prevailing market environment. However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and

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April 21, 2011

are given less consideration in developing core earnings for valuation purposes. Extraordinary items remained a non-factor in the Association’s and the Peer Group’s updated earnings.

The Association reported an effective tax rate of 24.2%, versus an average effective tax rate of 31.3% for the Peer Group. Home Federal’s effective tax rate is reduced by certain tax-advantaged income from municipal and BOLI revenue. As indicated in the prospectus, the Association’s effective marginal tax rate is equal to 34.0%.

Home Federal’s updated credit quality measures generally remained more favorable than the credit quality measures for the Peer Group. As shown in Table 4, the Association’s non-performing assets/assets and non-performing loans/loans equaled 0.63% and 0.71%, respectively, versus comparable ratios of 2.24% and 3.03% for the Peer Group. The Association maintained loan loss reserves as a percent of non-performing loans and loans of 105.86% and 0.75%, respectively, versus comparable ratios of 72.84% and 1.30% for the Peer Group. Net loan charge-offs remained a more significant factor for the Peer Group, as net loan charge-offs for the Association equaled 0.04% of loans versus 0.21% of loans for the Peer Group.

3. Stock Market Conditions

Since the date of the Original Appraisal (April 1, 2011), the broader stock market has generally trended higher. Stocks started out the second quarter of 2011 with gains, as investors were heartened by the March employment report which showed signs of stronger job creation and the lowest unemployment rate in two years. Investors exercised caution in early-April ahead of the potential shutdown of the U.S. Government, which provided for a narrow trading range in the broader stock market. Worries about the high cost of raw materials undercutting growth prospects and some favorable economic reports translated into a mixed stock market performance in mid-April, although stocks recovered upon the reaching of a budget deal by Congress. On April 21, 2011, the DJIA closed at 12505.99 or 1.0% higher since the date of the Original Appraisal and the NASDAQ closed at 2820.16 or 1.1% higher since the date of the Original Appraisal.

Thrift stocks generally moved slightly lower since the date of the Original Appraisal. The favorable employment report for March 2011 helped thrift stocks advance along with the broader stock at the start of the second quarter of 2011. Financial stocks outpaced the broader market in early-April, based on improving conditions for the larger banks and then eased lower on growing concerns about the potential shutdown of the U.S. Government. Mixed second quarter earnings reports coming out of the financial sector pressured thrift stocks lower heading into mid and late-April. On April 21, 2011, the SNL Index for all publicly-traded thrifts closed at 565.1, a decrease of 2.6% since April 1, 2011. Stock price and related information regarding all publicly-traded savings institutions is contained in Exhibit 1.

In comparison to the slight downward movement in the SNL Index, the updated pricing measures for the Peer Group were generally stable, while the averages for all publicly-traded thrifts were somewhat lower compared to the Original Appraisal. In comparison to the averages for all publicly-traded thrifts, the Peer Group’s updated pricing measures reflected a lower P/E multiple, a higher core P/E multiple and lower P/B and P/TB ratios. Since the date of the Original Appraisal, the stock prices of five out of the ten Peer Group companies were higher as

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of April 21, 2011. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in Table 5 based on market prices as of April 1, 2011 and April 21, 2011.

Table 5

Home Federal Savings and Loan Association

Peer Group and Industry Average Pricing Characteristics

	At April 1 2011	At April 21 2011	% Change
Peer Group
Price/Earnings (x)(1)	16.26x	16.06x	(1.2)%
Price/Core Earnings (x)	23.25x	23.39x	0.6
Price/Book (%)	77.63%	77.62%	(0.0)
Price/Tangible Book(%)	78.09%	78.09%	0.0
Price/Assets (%)	10.40%	10.36%	(0.4)
Avg. Mkt. Capitalization ($Mil)	$33.44	$33.40	(0.1)
All Publicly-Traded Thrifts
Price/Earnings (x)	17.86x	17.23x	(3.5)%
Price/Core Earnings (x)	18.63x	18.46x	(0.9)
Price/Book (%)	81.90%	80.68%	(1.5)
Price/Tangible Book(%)	90.21%	88.83%	(1.5)
Price/Assets (%)	9.84%	9.68%	(1.6)
Avg. Mkt. Capitalization ($Mil)	$352.23	$342.17	(2.9)

(1)	Excludes one Peer Group company from the April 1, 2011 data for comparative purposes.

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 6, three standard conversions and three second-step conversions have been completed during the past three months. The standard conversion offerings are considered to be more relevant for Poage Bankshares’ pro forma pricing. The average closing pro forma price/tangible book ratio of the three recent standard conversion offerings equaled 47.5%. On average, the three standard conversion offerings reflected price appreciation of 7.5% after the first week of trading. As of April 21, 2011, the three recent standard conversion

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Table 6

Pricing Characteristics and After-Market Trends

Conversions Completed in Trailing 12 Months

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to Char. Found.		Insider Purchases
			Financial Info.		Asset Quality								% Off Incl. Fdn.+Merger Shares
			Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Excluding Foundation				Form	% of Public Off. Excl. Fdn.	Benefit Plans			Mgmt.& Dirs.	Initial Div. Yield
Institution	Conversion Date	Ticker					Gross Proc.	% Offer	% of Mid.	Exp./ Proc.			ESOP	Recog. Plans	Stk Option
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)
Standard Conversions
Sunshine Financial, Inc. - FL	4/6/11	SSNF-OTC-BB	$150	10.03%	3.75%	33%	$12.3	100%	118%	7.1%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%	0.00%
Fraternity Comm Bancorp, Inc. - MD	4/1/11	FRT-OTC-BB	$170	9.42%	1.58%	196%	$15.9	100%	132%	5.0%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%	0.00%
Anchor Bancorp - WA* (1)	1/26/11	ANCB-NASDAQ	$522	8.40%	5.10%	123%	$25.5	100%	85%	8.7%	N.A.	N.A.	4.0%	0.0%	0.0%	2.5%	0.00%
	Averages - Standard Conversions:		$281	9.28%	3.48%	117%	$17.9	100%	112%	7.0%	N.A.	N.A.	6.7%	2.7%	6.7%	2.7%	0.00%
	Medians - Standard Conversions:		$170	9.42%	3.75%	123%	$15.9	100%	118%	7.1%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%	0.00%
Second Step Conversions
Rockville Financial New, Inc., - CT* (1)	3/4/11	RCKB-NASDAQ	$1,649	10.56%	1.07%	122%	$171.1	58%	132%	1.9%	N.A.	N.A.	4.0%	3.8%	9.5%	0.4%	0.00%
Eureka Financial Corp., - PA	3/1/11	EKFC-OTCBB	$127	11.10%	0.05%	1560%	$7.6	58%	95%	11.0%	N.A.	N.A.	8.0%	4.0%	10.0%	10.5%	0.00%
Atlantic Coast Fin. Corp., - GA*	2/4/11	ACFC-NASDAQ	$893	5.67%	3.38%	51%	$17.1	65%	86%	11.5%	N.A.	N.A.	4.0%	4.0%	10.0%	10.8%	0.00%
	Averages - Second Step Conversions:		$890	9.11%	1.50%	578%	$65.3	60%	104%	8.2%	N.A.	N.A.	5.3%	3.9%	9.8%	7.3%	0.00%
	Medians - Second Step Conversions:		$893	10.56%	1.07%	122%	$17.1	58%	95%	11.0%	N.A.	N.A.	4.0%	4.0%	10.0%	10.5%	0.00%
	Averages - All Conversions:		$501	9.20%	2.49%	347%	$41.6	80%	108%	7.6%	N.A.	N.A.	6.0%	3.3%	8.2%	5.0%	0.00%
	Medians - All Conversions:		$346	9.73%	2.48%	122%	$16.5	83%	107%	7.9%	N.A.	N.A.	6.0%	4.0%	10.0%	2.8%	0.00%

Institutional Information			Pro Forma Data							Post-IPO Pricing Trends
			Pricing Ratios(3)(6)			Financial Charac.				Closing Price:
Institution	Conversion Date	Ticker	P/ TB	Core P/E	P/A	Core ROA	TE/A	Core ROE	IPO Price	First Trading Day	% Chge	After First Week(4)	% Chge	After First Month(5)	% Chge	Thru 4/21/11	% Chge
			(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
Sunshine Financial, Inc. - FL	4/6/11	SSNF-OTC-BB	49.3%	61.2x	7.7%	0.1%	15.6%	0.8%	$10.00	$11.25	12.5%	$11.00	10.0%	$11.10	11.0%	$11.10	11.0%
Fraternity Comm Bancorp, Inc. - MD	4/1/11	FRT-OTC-BB	54.4%	NM	8.7%	-0.6%	16.0%	-3.7%	$10.00	$11.00	10.0%	$11.21	12.1%	$11.00	10.0%	$11.00	10.0%
Anchor Bancorp - WA* (1)	1/26/11	ANCB-NASDAQ	38.6%	NM	4.7%	-0.1%	12.1%	-0.9%	$10.00	$10.00	0.0%	$10.04	0.4%	$10.45	4.5%	$10.00	0.0%
	Averages - Standard Conversions:		47.5%	61.2x	7.0%	-0.2%	14.5%	-1.3%	$10.00	$10.75	7.5%	$10.75	7.5%	$10.85	8.5%	$10.70	7.0%
	Medians - Standard Conversions:		49.3%	61.2x	7.7%	-0.1%	15.6%	-0.9%	$10.00	$11.00	10.0%	$11.00	10.0%	$11.00	10.0%	$11.00	10.0%
Second Step Conversions
Rockville Financial New, Inc., - CT* (1)	3/4/11	RCKB-NASDAQ	91.0%	27.87	16.4%	0.6%	18.0%	3.3%	$10.00	$10.60	6.0%	$10.65	6.5%	$10.50	5.0%	$10.09	0.9%
Eureka Financial Corp., - PA	3/1/11	EKFC-OTCBB	65.2%	15.87	9.9%	0.6%	15.2%	4.1%	$10.00	$12.25	22.5%	$11.75	17.5%	$12.85	28.5%	$12.75	27.5%
Atlantic Coast Fin. Corp., - GA*	2/4/11	ACFC-NASDAQ	40.9%	NM	2.9%	-2.7%	7.1%	-37.2%	$10.00	$10.05	0.5%	$10.00	0.0%	$10.20	2.0%	$9.71	-2.9%
	Averages - Second Step Conversions:		65.7%	21.9x	9.7%	-0.5%	13.4%	-10.0%	$10.00	$10.97	9.7%	$10.80	8.0%	$11.18	11.8%	$10.85	8.5%
	Medians - Second Step Conversions:		65.2%	21.9x	9.9%	0.6%	15.2%	3.3%	$10.00	$10.60	6.0%	$10.65	6.5%	$10.50	5.0%	$10.09	0.9%
	Averages - All Conversions:		56.6%	35.0x	8.4%	-0.3%	14.0%	-5.6%	$10.00	$10.86	8.6%	$10.78	7.8%	$11.02	10.2%	$10.78	7.8%
	Medians - All Conversions:		51.9%	27.9x	8.2%	0.0%	15.4%	-0.1%	$10.00	$10.80	8.0%	$10.83	8.3%	$10.75	7.5%	$10.55	5.5%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.
(2)	As a percent of MHC offering for MHC transactions.
(3)	Does not take into account the adoption of SOP 93-6.
(4)	Latest price if offering is less than one week old.
(5)	Latest price if offering is more than one week but less than one month old.
(6)	Mutual holding company pro forma data on full conversion basis.
(7)	Simultaneously completed acquisition of another financial institution.
(8)	Simultaneously converted to a commercial bank charter.
(9)	Former credit union.

April 21, 2011

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April 21, 2011

offerings reflected a 7.0% increase in price on average. It should be noted, that two out of the three recent standard conversions had relatively high levels of non-performing assets and negative pro forma core earnings.

Shown in Table 7 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange, two of which were second-step offerings. The current P/TB ratio of the fully-converted recent conversions equaled 56.72%, based on closing stock prices as of April 21, 2011.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Home Federal’s pro forma value based upon our comparative analysis to the Peer Group:

Table 8

Home Federal Savings and Loan Association

Valuation Adjustments

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of financial condition, no valuation adjustment remained appropriate as neutral adjustments for the Association’s asset/liability composition, liquidity, funding liabilities and pro forma equity position continued to be appropriate in comparison to the Peer Group. The Association’s equity position increased by $1.0 million from December 31, 2010 to March 31, 2011, indicating a higher pre-conversion valuation equity base. No valuation adjustment remained appropriate for asset growth, as the Association continued to record a stable asset base, similar to the Peer Group’s slight decline in assets over the last 12 month period. The general market for thrift stocks decreased slightly since the date of the Original Appraisal, as the thrift market underperformed the broader stock market as the DJIA recorded a gain of 1.0% since the date of the Original Appraisal compared to a 2.6% decrease in the SNL Index for all publicly-traded thrifts. The updated pricing measures for the Peer Group were essentially

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April 21, 2011

unchanged since the date of the Original Appraisal, with earnings multiples decreasing slightly and book value multiples remaining stable. Five of the ten Peer Group companies reported increases in stock prices, indicating overall stable pricing of the Peer Group. Thus, we maintained the slight discount for marketing of the issue.

The Association’s updated trailing 12 month core earnings were higher than the figure as presented in the Original Appraisal, and based on the two most recent quarterly results through March 31, 2011 the Association’s earnings run rate approximates $2.0 million on a core basis. As the Association’s income statement for the most recent periods reflects core operations with no non-operating items, we changed the valuation adjustment for profitability, growth and viability of earnings from Moderate Downward to No Adjustment.

Overall, taking into account the foregoing factors, based on the application of the three valuation approaches, RP Financial concluded that the Association’s pro forma market value should be increased from the value as presented in the Original Appraisal.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Home Federal’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters utilized in the Original Appraisal did not change in this update, with the exception of the updated March 31, 2011 financial information for Home Federal, and the reinvestment rate assumption for the offering proceeds.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed conversion offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Association will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Association’s shareholders. However, we have considered the impact of the Association’s adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that an increase in Home Federal’s value is appropriate. Therefore, as of April 21, 2011, the pro forma market value of Home Federal’s conversion stock has been increased to $25,500,000 at the midpoint of the valuation range.

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April 21, 2011

1. P/E Approach. The application of the P/E valuation method requires calculating the Association’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In attempting to apply this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Association reported net income of $2,155,000 for the 12 months ended March 31, 2011. Home Federal’s income statement for the latest 12 month period also included a number of non-operating income or expense items, such as gains on the sale of MBS ($2,269,000), data processing conversion costs ($650,000), and loss on the sale of REO ($112,000). As shown below, on a tax-effected basis, assuming a marginal tax rate of 34.0% for the earnings adjustments, the Association’s core earnings were determined to equal $1,160,000 for the 12 months ended March 31, 2011. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Table 9

Home Federal Savings and Loan Association

Derivation of Core Earnings

12 Months Ended March 31, 2011

Amount
($000)
Net income (loss)	$2,155
Deduct: Gain on sale of MBS (1)	(1,498)
Addback: Data Processing Conversion Costs (1)	429
Addback: Net loss on sale of REO (1)	74

Core earnings estimate	$1,160

(1)	Tax effected at 34.0%.

Based on the Association’s reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Association’s pro forma reported and core P/E multiples at the $25.5 million midpoint value equaled 11.98 times and 22.50 times, respectively, which provided for a discount of 25.4% and a discount of 3.8% relative to the Peer Group’s average reported and core P/E multiples of 16.06 times and 23.39 times, respectively (versus a discount of 43.6% and a premium of 72.4%, respectively, in the Original Appraisal) (see Table 10). In comparison to the Peer Group’s median reported and core earnings multiples which equaled 12.55 times and 20.54 times, respectively, the Association’s pro forma reported and core P/E multiples at the midpoint value indicated a discount of 4.5% and a premium of 9.5%, respectively (versus a discount of 13.5% and a premium of 96.2%, respectively, in the Original Appraisal).

At the top of the super range, the Association’s reported and core P/E multiples equaled 15.88 times and 29.86 times, respectively. In comparison to the Peer Group’s average reported and core P/E multiples, the Bank’s P/E multiples at the top of the super range reflected a discount of 1.1% and a premium of 27.7%, respectively (versus a discount of 24.9% and a premium of 133.2%, respectively, in the Original Appraisal). In comparison to the Peer Group’s median reported and core P/E multiples, the Bank’s P/E multiples at the top of the super range reflected premiums of 26.5% and 45.4%, respectively (versus premiums of 15.1% and 165.4%,

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respectively, in the Original Appraisal). The Association’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 10, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $25.5 million midpoint valuation, the Association’s pro forma P/B and P/TB ratios both equaled 51.87% (see Table 10). In comparison to the average P/B and P/TB ratios for the Peer Group of 77.62% and 78.08%, the Association’s ratios reflected a discount of 33.2% on a P/B basis and a discount of 33.6% on a P/TB basis respectively (versus discounts of 34.0% and 34.4% from the average Peer Group’s P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the Peer Group’s median P/B and P/TB ratios of 79.68%, the Association’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 34.9% on both a P/B basis and a P/TB basis respectively (versus discounts of 37.4% and 37.5% from the median Peer Group’s P/B and P/TB ratios as indicated in the Original Appraisal).

At the top of the super range, the Association’s P/B and P/TB ratios both equaled 59.95%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Association’s P/B and P/TB ratios at the top of the super range reflected discounts of 22.8% and 23.2%, respectively (versus discounts of 23.6% and 24.1% from the average Peer Group’s P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the Peer Group’s median P/B and P/TB ratios, the Association’s P/B and P/TB ratios at the top of the super range reflect discounts of 24.8% (versus discounts of 27.5% and 27.6% from the median Peer Group P/B and P/TB ratios as indicated in the Original Appraisal). RP Financial considered the resulting premiums or discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, three standard conversions and three second-step conversions have been completed during the past three months through April 21, 2011. In comparison to the average closing pro forma P/TB ratio of the three standard conversion offerings, 47.5%, the Association’s P/TB ratio of 51.87% at the midpoint value reflects an implied premium of 9.2%. At the top of the superrange, the Association’s P/TB ratio of 59.95% reflects an implied premium of 26.2% relative to the average closing pro forma P/TB ratio. The one recent standard conversion that is traded on NASDAQ, Anchor Bancorp, reported a P/TB ratio, based on closing stock prices as of April 21, 2011, of 38.58%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $25.5 million midpoint of the valuation

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range, the Association’s value equaled 8.08% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 10.36%, which implies a discount of 22.0% has been applied to the Association’s pro forma P/A ratio (versus a discount of 24.9% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group’s median P/A ratio of 6.92%, the Association’s pro forma P/A ratio at the midpoint value reflects a premium of 16.8% (versus a premium of 6.1% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Our analysis indicates that the Association’s estimated pro forma market should be increased from the midpoint value as set forth in the Original Appraisal. Based on the foregoing, it is our opinion that, as of April 21, 2011, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $25,500,000 at the midpoint, equal to 2,550,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $21,675,000 and a maximum value of $29,325,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,167,500 at the minimum and 2,932,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $33,723,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,372,375. The pro forma valuation calculations relative to the Peer Group are shown in Table 10 and are detailed in Exhibits 3 and 4.

Respectfully submitted, RP® FINANCIAL, LC.

/s/ James J. Oren
James J. Oren Director